

Mail Stop 3561

Via U.S. Mail and facsimile: (845) 356-8118

January 8, 2009

Mr. Daryl K. Gisser
  President and Chief Executive Officer
GISSER AUTOMOTIVE CONCEPTS, INC.
52 Edison Court
Monsey, NY 10952

> **Re: Gisser Automotive Concepts, Inc.**
> **Registration Statement on Form S-1, Amendment No. 8**
> **Filed December 23, 2008**
> **File No. 333-145181**

Dear Mr. Gisser:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering, page 5

1. See the second paragraph related to the expiration date of the offering. As "December 31, 2008" has ended, please consider updating this paragraph with any new extended dates.

Experts, page 43

2. We note the inclusion of the second paragraph under this heading in response to prior comment 1 of our letter dated December 17, 2008. Please replace the wording beginning with "in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants" to be consistent with the wording included in the interim review report that discloses "in accordance with the standards of the Public Company Accounting Oversight Board (United States)."

Interim Financial Statements (Six Months Ended October 31, 2008 and 2007)

Note G – Restatements, page F-21

3. We have reviewed the changes made in response to prior comments 8, 9, 10, and 11 of our letter dated December 17, 2008. Based on these changes, it appears that certain amounts should be revised as shown below (in boldface). Please revise or advise.

Period Ended October 31, 2007

Report Name	Line Item	As Previously Reported	Amount of Change	As Restated
Statement of Operations	SG&A	**$ 204,720**	$(1,200,500)	$ 1,405,220
	Net Loss	$ (294,117)	$ 1,200,500	$ (1,494,617)
	Net Loss to C/share	$ (321,617)	**$ 1,200,500**	$ (1,522,117)
	Net Loss per share	$ (0.03)	$ 0.08	$ (0.11)
Statement of Cash Flows	Net Loss	$ (294,117)	$ 1,200,500	$ (1,494,617)
	Operating Activities	**$ (85,647)**	$(1,200,500)	$ (1,286,147)
	Financing Activities	$ 13,687	$ 4,114	$ 17,801

Audited Financial Statements (Years Ended April 30, 2008 and 2007)

Note G – Restatements, page F-21

4. Refer to the last sentence in the opening paragraph, where we note you inadvertently changed the amount of Option expense for fiscal 2007 to $588,000, from the

previously disclosed amount of $192,500. Please revise the amount back to $192,500 as per the disclosure in Note H.

5. We have reviewed the changes made to Note G in response to prior comment 14 of our letter dated December 17, 2008. At the end of this footnote (below the restatement schedule for the fiscal year ended April 30, 2007) please disclose the fact that the opening balances of fiscal 2007 have also been restated for the cumulative effect of the errors on periods prior to fiscal 2007. Specifically, the balance of common shares to be issued as of the beginning of fiscal 2007 has been increased by $1,830,000 as the result of this prior period adjustment, with a corresponding increase in the opening balance of the accumulated deficit.

Age of Financial Statements

6. Please continue to consider the financial statement updating requirements set forth in new Article 8, Rule 8-08, of Regulation S-X. Please refer to Section IV, "Compliance Dates," of SEC Release No. 33-8876, "Smaller Company Regulatory Relief and Simplification," which became effective on February 4, 2008 and our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Accountants' Consent

7. Amendments to the Registration Statement on Form S-1 should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ms. Beverly Singleton at (202) 551-3328 or Ms. Margery Reich at (202) 551-3347 with any questions. If you need further assistance, you may contact me at (202) 551-3211.

Regards,

David R. Humphrey
Branch Chief

cc: Via Facsimile (516) 371-1846
        Miles Garnett, Esq.